Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                January 7, 2021


Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549

      Re:                           FT 9113
             60/40 Strategic Allocation Port. 1Q '21 - Term 4/18/22
             75/25 Strategic Allocation Port. 1Q '21 - Term 4/18/22
                (each, a "Trust" and collectively the "Trusts")
                      CIK No. 1829909 File No. 333-251070
________________________________________________________________________________


Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trusts. This letter serves to respond to your comments.

COMMENTS

Cover Page
__________

      1. THE STAFF NOTES THAT THE COVER PAGE DESCRIBES THAT EACH TRUST INVESTS IN A DIVERSIFIED PORTFOLIO OF COMMON STOCKS AND ETFS. PLEASE EXPLAIN WHAT IS MEANT BY "DIVERSIFIED" AND/OR HOW EACH PORTFOLIO IS DIVERSIFIED.

      Response: Please note that each Trust holds a variety of common stocks across different sectors and market capitalizations and ETFs that invest in various fixed-income securities. The term "diversified" is meant only to describe that each Trust holds a diversified portfolio of securities.

Portfolio
_________

      2. THE STAFF MAKES THE SAME COMMENTS WITH RESPECT TO EACH TRUST AS IT DID FOR FT 9112 (FILE NO. 333-251071) RELATED TO THE "PORTFOLIO" AND THE "RISK FACTORS" SECTIONS, AS APPLICABLE.

      Response: In accordance with the Staff's comments, please refer to the responses filed via a correspondence filing for FT 9112 (File No. 333-251071) in response to comments 2 through 11, which are also applicable to each Trust.

Risk Factors
____________

      3. PLEASE ADD RISK DISCLOSURE FOR SENIOR LOANS, U.S. TREASURY OBLIGATIONS AND AGENCY BONDS, AS APPLICABLE.

      Response: In accordance with the Staff's comment, if a Trust's final portfolio includes exposure to senior loans, U.S. Treasury obligations, appropriate risk disclosure will be added to the prospectus. Please refer to the Mortgage-Backed-Securities risk factor and the Interest Rate Risk, Credit Risk, Call Risk, Extension Risk, Liquidity Risk, Prepayment Risk and Valuation Risk which the Trust believes adequately describe the risks associated with agency bonds for investor comprehension.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                          Daniel J. Fallon